DSM Press Release

05013163

DSM

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

34E

Heerlen (NL), 30 November 2005

Proposed appointment of new member of Managing Board of Directors at DSM

The Supervisory Board of DSM will propose to the Annual General Meeting on 29 March 2006 to appoint to the Managing Board with effect from the same date

Mr N. (Nico) Gerardu

Nico Gerardu is currently director of the DSM Anti-Infectives business group.

He is to succeed

Mr C.G. (Chris) Goppelsroeder

who, after careful consideration, has decided to relinquish his position for personal reasons per 29 March 2006.

It is with much regret that DSM has to announce that Mr Goppelsroeder is leaving DSM. As a Managing Board member he has been responsible for a number of businesses in several of DSM's clusters. Chris Goppelsroeder has been instrumental in the establishment of DSM's new strategic direction as outlined in the *Vision 2010 – Building on Strengths* program. Prior to his appointment to the DSM Managing Board of Directors, he was vital to the integration and transformation of DSM Nutritional Products.

Nico Gerardu (54) has worked with DSM since 1975. He joined DSM at the company's Engineering department and has worked in different management positions in several business groups: Industrial Chemicals, Plastics, Plastic Products, Fine Chemicals and lastly DSM Anti-Infectives, where he has been business group director since 2000. Mr Gerardu studied Physical Technology at the Eindhoven (Netherlands) University of Technology and has an MBA from Diepenbeek (Belgium).

Nico Gerardu will prepare for his new position as from 1 January 2006.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of

dlw 12/8

approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

820-3120

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

35E

Heerlen (NL), 30 November 2005

New executive appointments at DSM

The Managing Board of Directors of DSM announces the following appointments, which have been made to replace business group directors who have reached pensionable age and to fill the vacancies that have arisen due to other appointments:

Mr B. (Ben) van Kooten (53), at present business group director of DSM Elastomers, will be appointed business group director of the new DSM Resins business group as of 1 March 2006. This business group will consist of the two current business groups DSM Coating Resins (including DSM NeoResins and Desotech) and DSM Composite Resins.

Mr B.H. (Bob) Hartmayer (53), at present Chief Operating Officer of DSM Nutritional Products, will be appointed business group director of DSM Elastomers as of 1 February 2006.

Mr E. (Ed) Sheu (52), at present director of DSM Nanjing Chemical Corporation (China), will be appointed business group director of DSM Fibre Intermediates. He is to succeed Mr B. (Bill) Price (61), who will retire on 1 July 2006, with effect from this date.

Mr G. (Gerard) de Reuver (49), at present Mainstream business director at DSM Anti-Infectives, will be appointed business group director of the Anti-Infectives business group as of 1 January 2006. The appointment follows the proposed appointment of Mr N. (Nico) Gerardu (54) as new member of the DSM Managing Board of Directors. Mr Gerardu's proposed appointment was announced in a separate press release today.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company creates innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end markets and applications such as human and animal nutrition and health, cosmetics, pharmaceuticals, automotive and transport, coatings, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. Market-driven growth, innovation and increased presence in emerging economies are key drivers of this strategy. The group has annual sales of approximately EUR 8 billion and employs around 23,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia and the Americas. More information about DSM can be found at www.dsm.com

For more information:

DSM Corporate Communications
Médard Schoenmaeckers
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Forward-looking statements

This press release contains forward-looking statements. These statements are based on current expectations, estimates and projections of DSM management and information currently available to the company. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM does not guarantee that its expectations will be realized. Furthermore, DSM has no obligation to update the statements contained in this press release.